

VIA EDGAR SUBMISSION

June 14, 2022

U.S. Securities and Exchange Commission
ATTN: Form SBSE-A/A

To Whom It May Concern:

In order to assist with the review process of Goldman Sachs International's Form SBSE-A/A, please see the summary of changes that have been made to the Form SBSE-A/A on June 14, 2022:

- Replaced Michael Holmes as a principal of Goldman Sachs International with Vikramjit Singh Chima.

Should you have any questions regarding the above matters, please call me at (801) 674-2384.

Sincerely,
Divya Don Bosco
Global Compliance Employee Services